[VITESSE SEMICONDUCTOR CORPORATION LETTERHEAD]

February 27, 2007

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: David Burton

Re:	Vitesse Semiconductor Corporation

Item 4.01 Form 8-K/A#1

Filed January 3, 2007

File No. 1-31716

Ladies and Gentlemen:

We are in receipt of the letter from the Staff dated January 9, 2007 addressed to Mr. Christopher Gardner of Vitesse Semiconductor Corporation. For your convenience, we have set forth the Staff’s comments in bold followed by our responses.

Form 8-K/A#1 dated December 14, 2006

Item 4.01. Changes in Registrant’s Certifying Accountant

We note the additional information provided in your amendment, including “reportable events.” However, your disclosures do not satisfy all of the requirements in Form 8-K by Item 304 of Regulation S-K regarding your change in certifying accountants. Consequently, we have issued additional comments:

1.

Contrary to your statement in the second to last paragraph of Item 4.01 that “(ii) none of the reportable events identified in Item 304(a)(1)(v)(A) through (D) of Regulation S-K occurred”, the preceding paragraph appears to indicate that the reportable events did occur and “remained unresolved”. Revise to provide the information required by Item 304(a)(1)(iv) of Regulation S-K (specifically Item 304(a)(1)(iv)(B) and (C)) regarding the reportable events that the former accountant advised the registrant of during the most recent fiscal year and subsequent interim period through the date of the change in accountant.

Concurrently herewith, we are filing a Form 8-K/A (Amendment No. 2) that includes the requested disclosure and revises the beginning of the second to last paragraph to read as follows: “Except as noted above, ...”

Page 2 -Securities and Exchange Commission – February 27, 2007

2.

In detail, describe the nature of each reportable event and the amounts involved, if any. Also, tell us in what period each reportable event occurred. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.

The written assertions described in the Form 8-K/A were included in a letter dated January 2, 2007, after KPMG was dismissed. We and the Special Committee that is referred to in the Form8-K/A disagree with KPMG’s assertion that KPMG’s audit procedures were impeded and its audit scope was restricted. The Special Committee, through Munger Tolles & Olson LLP, its independent counsel, and Navigant Consulting, Inc., the forensic accountants for the Special Committee, shared information regarding the review by the Special Committee with KPMG, provided KPMG with tens of thousands of pages of relevant documents, and spent significant amounts of time and money educating KPMG about the process of the review.

KPMG also asserts reportable events “as they constitute matters that could have caused KPMG to be unwilling to rely on management’s representations or be associated with the Company’s financial statements. ...” (emphasis added). The cited examples include “conclusions that may have been reached ...” on certain matters. We believe these asserted reportable events are mere speculation by KPMG, are not the conclusions reached by the Special Committee that specifically addressed those issues and are not supported by the review and findings of the Special Committee.

We respectfully believe that, based on the nature of KPMG’s assertions, no additional disclosure is appropriate in the Form 8-K/A. We have included the description of the asserted reportable events provided by KPMG. We have not included any remedial actions since we dispute the reportable events asserted by KPMG and KPMG has been dismissed, We believe our responses to KPMG’s assertions are more appropriate in other forums, which include our response to KPMG’s letter dated January 2, 2007, purportedly sent pursuant to Section 10A of the Securities Exchange Act of 1934. A copy of that letter from KPMG and the response from the Chairman of our Board of Directors, dated January 12, 2007, were provided to the Office of the Chief Accountant.

3.	Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management of the Audit Committee.

A copy of the letter, dated January 2, 2007, from KPMG referred to above, as well as copies of the letters from KPMG and our Chairman of the Board provided to the Office of the Chief Accountant, were provided to the Staff supplementally.

4.	To the extent that you amend the Form 8-K to comply with our comment, please obtain and file and Exhibit 16 letter from the former accountant

Page 3 -Securities and Exchange Commission – February 27, 2007

stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

We have requested that KPMG LLP, our former independent public accountants, provide an Exhibit 16 letter that we can file with the Commission in the required time period.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments, please contact our counsel, Richard A. Boehmer of O’Melveny & Myers LLP, telephone number (213) 430-6643, fax number (213) 430-6407.

Very truly yours,

VITESSE SEMICONDUCTOR CORPORATION

By: /s/ RICHARD YONKER

Richard Yonker

Chief Financial Officer